United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale launches public offer to acquire Paranapanema
Rio de Janeiro, July 29 2010 — Vale S.A. (Vale) announces that will publish the Prospect of a voluntary public offer to buy up to 100% of common shares of Paranapanema S.A (Paranapanema), subject to the purchase of at least 50% (fifty per cent) plus one common shares.
The offer, according to existing rules, is not subject to the registration on Comissão de Valores Mobiliários (CVM), and will be extended to all Paranapanema’s shareholders. The price per common share to be paid is R$6.30, corresponding to a premium of 22.3% to the last 90 days volume weighted average of the closing prices. This price is higher than the price per share indicated in the independent valuation report of Paranapanema, which will be part of the Prospect, and represents an 8.6% premium from yesterday’s price, July 28, 2010. The price will be adjusted in case of any distribution of dividends payment and/ or interest on shareholders’ equity.
The price per share will be paid in cash and in Reais. In the event that 100% of Paranapanema shareholders join the offer, the total value to be disbursed by Vale will be R$2,010.82 million. The offer will be intermediated by Banco Bradesco BBI S.A., which shall pursuant to the terms of CVM Instruction 361, shall be responsible for the financial settlement of the offer.
The auction will be held on September 1st, 2010, at 15:00 hours. The Paranapanema’s shareholder who wishes to participate in the auction shall qualify according to the terms of the Prospect.
If the offer is successful, Vale intends to conduct studies that could result in corporate and/ or asset reorganization. We will release more information once this is defined.
The Prospect, as well as the independent valuation report, can be found at Vale, CVM, BM&FBovespa and Bradesco BBI websites. Vale will forward a copy of such documents to Paranapanema’s management, so they can be made available for the shareholders at the company’s headquarter and website.
Other terms and conditions of the offer will be described in the Prospect to be published soon.
Paranapanema
Paranapanema is a Brazilian company listed and registered in level 1 of BM&FBovespa corporate governance, being a leader in the production of refined copper in Brazil. Its assets consist in a copper smelter/ refinery and three production plants of downstream copper products. It also has a stake of 99.09% in Cibrafértil, which operates a phosphate fertilizer plant.
The copper smelter/ refinery is located in the industrial district of Camaçari, in the state of Bahia, and belonged to Caraíba Metais, before the incorporation of this company by Paranapanema in 2009. It is the sole producer of cathodes with certificates of LME (London Metal Exchange) in Brazil. Currently, its expansion project is being developed to increase the production capacity to 277,000 from 220,000 metric tons per year (tpy) of copper cathodes.
The three downstream plants were owned by Eluma, before its incorporation by Paranapanema. Two of these plants are located in the state of São Paulo and the other one in the state of Espírito Santo. Together the three plants have a production capacity of 78,000 tpy of semi-processed copper, such as copper sheet, bars, tubes, fittings and other copper alloys. Cibrafértil is also located in the state of Bahia and is connected to Paranapanema’s smelter by pipelines. It has a production capacity of 306,000 tpy of single superphosphate (SSP).

Strategic Rationale: to accelerate the value creation
One of Vale strategic objectives is to become, in the medium term, one of the main copper producers in the world. Currently, Vale has a production capacity of 300,000 tpy, from Sossego mine, in Carajás, located in the state of Pará, and from the production of copper as a nickel by-product in the Canadian sites of Sudbury and Voisey Bay.
We are developing two copper projects, Salobo, in Carajás, with production capacity of 100,000 tpy, and Três Valles, in Chile, with production capacity of 18,000 tpy, with start-ups in 2011 and 2010, respectively. The Konkola North project, in Zambia, with capacity of 40,000 tpy, will start this year. In addition, Vale has many others growth options for its copper production, such as future Salobo brownfield expansions (Salobo II e III) and the development of projects currently in less advanced stages as Cristalino, Alemão, Pólo and 118 projects, all of them in Carajás.
The Paranapanema acquisition is consistent with our strategic objectives of accelerating the growth of copper production and has a significant potential for value creation to Vale’s shareholders.
The acquisition enables the development of Vale’s copper projects, which concentrates have certain contaminants. The smelter adjustment to process these concentrates, is feasible from a technical and economic point of view, and will improve the economic conditions for the treatment of these concentrates, thereby enabling the faster production expansion of Vale’s metals over the next years.
Finally, the excess of sulfuric acid produced by the smelter and not consumed by Cibrafértil, may be redirected to other Vale fertilizer operations.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Marcio Loures Penna: Marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 29, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations